January 30, 1998



The Unified Funds
431 North Pennsylvania Street
Indianapolis, IN  46204

Gentlemen:

         The undersigned hereby purchases one (1) share of each of the following
Funds: the Starwood Strategic Fund, the Laidlaw Fund, the First Lexington Balanced Fund and the Taxable Money Market Fund at $1.00 per share, representing a total investment of $4.00 in the shares of the series of the Unified Funds. The undersigned hereby represents that (i) such purchase is for investment purposes, and (ii) the undersigned has no present intention of redeeming or selling said shares.


                                             Unified Investment Advisers, Inc.



                                         By:  /s/ Timothy L. Ashburn
                                             Timothy L. Ashburn, President